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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

               Information to Be Included In Statements Filed
          Pursuant to Rules 13d-1(b), (c), and (d) and Amendments
                Thereto Filed Pursuant to Rule 13d-2(b)
                          (Amendment No. 3)*


                            INSTRUCTIVISION, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, par value $.001 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                457789-10-5
                     ----------------------------------
                              (CUSIP Number)

                               June 19, 2002
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 7 PAGES


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CUSIP No. 457789105


-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

       Cosimo Tacopino
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

       United States of America
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    None
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       None
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
       Zero Percent
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               PAGE 2 OF 7 PAGES

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CUSIP No. 457789105


-------------------------------------------------------------------------------
 (1) Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

       Erma Tacopino
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  /X/
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

       United States of America
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    None
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       None
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
       Zero Percent
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------

                               PAGE 3 OF 7 PAGES




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ITEM 1(A) NAME OF ISSUER:

      The name of the issuer is Instructivision, Inc., a New Jersey corporation (the "Issuer").

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      The principal executive offices of the Issuer are located at P.O. Box 2004, 16 Chapin Road, Pine Brook, New Jersey, 07058.

ITEM 2(A) NAME OF PERSONS FILING:

      This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino.

ITEM 2(B) RESIDENCE ADDRESS:

      Cosimo and Erma Tacopino reside at 145 Connecticut Street, Staten Island, New York 10307. Cosimo and Erma Tacopino are espoused. The Tacopinos are private investors.

ITEM 2(C) CITIZENSHIP:

      Cosimo and Erma Tacopino are United States citizens.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

      Common Stock, par value $.001 per share ("Common Shares").

ITEM 2(E) CUSIP NUMBER:

      The Cusip number of the Common Shares is 457789105.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not Applicable.

ITEM 4 OWNERSHIP:

      Mr. Cosimo and Mrs. Erma Tacopino sold 257,145 shares of the Issuer's Common Stock on June 19, 2002 to Rosemary Comres at a price of approximately twenty-two cents ($.22) per share. All of such shares were owned jointly by Mr. & Mrs. Tacopino and constituted all of their holdings in the Issuer.

                               PAGE 4 OF 7 PAGES


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ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable.

ITEM 10 CERTIFICATIONS:

      By signing below each of the undersigned certify that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               PAGE 5 OF 7 PAGES
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                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:   June 24, 2002                     /s/ ERMA TACOPINO
                                           -------------------------------------
                                           Erma Tacopino


Dated:   June 24, 2002                     /s/ COSIMO TACOPINO
                                           -------------------------------------
                                           Cosimo Tacopino





                               PAGE 6 OF 7 PAGES




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                                     EXHIBIT


      The undersigned hereby agree as follows:

      WHEREAS, the undersigned owned shares of common stock of Instructivision, Inc.; and

      WHEREAS, the undersigned are obligated to file Statements on Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report the cessation of their ownership of such securities.

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13G be filed with the SEC on behalf of each of them.


Dated:   June 24, 2002                    /s/ ERMA TACOPINO
                                          --------------------------------------
                                          Erma Tacopino


                                          /s/ COSIMO TACOPINO
                                          --------------------------------------
                                          Cosimo Tacopino




                               PAGE 7 OF 7 PAGES